City of Buenos Aires, March 14th, 2017

BOLSA DE COMERCIO DE BUENOS AIRES

COMISIÓN NACIONAL DE VALORES

Ref.: Petrobras Argentina S.A. Merger

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Pampa Energía S.A. (the "Company”) in relation with the query received from the Buenos Aires Stock Exchange regarding Petrobras Argentina S.A.’s (“Petrobras”) financial statement as of December 31st, 2016.

To that regard, in accordance to what was previously informed, the respective Shareholder’s meetings dated February 16th, 2017 approved the Merger by absorption among the Company, as the surviving party, and Petrobras, Petrobras Energía Internacional S.A. and Albares Renovables Argentina S.A., as the absorbed parties (the “Merger”). As from the date abovementioned, and until the proper registration of the Merger before the corresponding public registries, the Board of the Company will exercise the administration of the absorbed parties, being the absorbed companies’ Boards suspended as ruled in Section 84 of the General Companies Law of Argentina (Ley General de Sociedades).

For operational purposes, the Merger’s effective date was set on November 1st, 2016.

Based on the abovementioned, Petrobras’ financial information is contained in the financial statement filed by the Company before the Buenos Aires Stock Exchange and available at the National Securities Commission’s (Comisión Nacional de Valores) web page.

Sincerely.

Victoria Hitce

Head of Market Relations